For Immediate Release

Flamel Technologies Announces Filing of Lawsuit

Lyon, France – May 4, 2011 – Flamel Technologies announced today that the Company has filed a lawsuit in the U.S. District Court for the District of Columbia against Lupin Limited, India (Lupin) for infringement of US Patent No. 6,022,562, which is held by Flamel Technologies and associated with Coreg CR™.

The lawsuit is based on the Abbreviated New Drug Application (ANDA) filed by Lupin seeking permission to manufacture and market a generic version of Coreg CR before the expiration of the patent.

Flamel Technologies, S.A. is a biopharmaceutical company principally engaged in the development of two unique polymer-based delivery technologies for medical applications. Micropump® is a controlled release and taste-masking technology for the oral administration of small molecule drugs; it is the intellectual platform licensed by GlaxoSmithKline for the development of Coreg CR™. Flamel's Medusa® technology is designed to deliver controlled-release formulations of therapeutic proteins and peptides.

Contact:

Charles Marlio, Director of Strategic Planning and Investor Relations
tel:	(+) 33 (0)4 7278 3434
fax:	(+) 33 (0)4 7278 3435
Marlio@flamel.com

This document contains a number of matters, particularly as related to financial projections and the status of various research projects and technology platforms, that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The presentation reflects the current view of management with respect to future events and is subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. These risks include risks that products in the development stage may not achieve scientific objectives or milestones or meet stringent regulatory requirements, uncertainties regarding market acceptance of products in development, the impact of competitive products and pricing, and the risks associated with Flamel's reliance on outside parties and key strategic alliances. These and other risks are described more fully in Flamel's Annual Report on the Securities and Exchange Commission Form 20-F for the year ended December 31, 2009.